Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

July 16, 2019

Division of Corporation Finance Office of Manufacturing and Construction U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Orisun Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed July 12, 2019 File No. 333-232356

Dear SEC Officers:

On behalf of our client, Orisun Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated July 16, 2019 (the “Staff’s Letter”) regarding the Amendment No.1 to Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

July 16, 2019 Page 2

General

1.	We note your response to comment two of our prior letter. We note that Article 10 of your Amended and Restated Certificate of Incorporation includes an exclusive forum provision requiring that the Court of Chancery of the State of Delaware must be the exclusive forum for the actions described in the article. Please describe the exclusive forum provision and the types of actions to which it relates, and disclose that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers, or other employees.

Response: The disclosure with respect to the forum selection on page 33 and page 81 has been revised in accordance with the Staff’s comments.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner